SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GREENBRIAR CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

393648-40-7

(CUSIP Number)

Steven C. Metzger
Prager, Metzger & Kroemer PLLC
2626 Cole Avenue, Suite 900
Dallas, Texas 75204
214-969-7600
214-523-3838 (facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1)	Name of Reporting Person:I.R.S. Identification Nos. of above persons (entities only):
Warwick Summit Square, Inc. FEI No. 75-2763276

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3)	SEC Use Only:

4)	Source of Funds (See Instructions):		WC/OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6)	Citizenship or Place of Organization:		Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7)	Shared Voting Power: -0-

		8)	Shared Voting Power: -0-

		9)	Sole Dispositive Power: -0-

		10)	Shared Dispositive Power: -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,130

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13)	Percent of Class Represented by Amount in Row (11): 20.48%

14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Gainesville Real Estate LLC, FEI No. 33-1077870

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 200,130

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 200,130

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,130

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 20.48%

14.	Type of Reporting Person (See Instructions): OO

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CUSIP No. 393648-40-7

1)	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Richard D. Morgan

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3)	SEC Use Only:

4)	Source of Funds (See Instructions): PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6)	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7)	Sole Voting Power: -0-

		8)	Shared Voting Power: -0-

		9)	Sole Dispositive Power: -0-

		10)	Shared Dispositive Power: -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13)	Percent of Class Represented by Amount in Row (11): 0%

14)	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

     This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Issuer” or “GBR”) , and amends the Original Statement on Schedule 13D (the “Original Statement”). The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234, The CUSIP No. of the Shares is 393648-40-7.

     This Amendment No. 1 is being filed due to the issuance of a Warrant (presently not exercisable) on October 20, 2004 to an individual who is becoming one of the Reporting Persons.

Item 2. Identity and Background

     Item 2 of the Original Statement is amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 1 is being filed on behalf of Warwick Summit Square, Inc., a Texas corporation (“Warwick”), Gainesville Real Estate LLC, a Texas limited liability company (“Gainesville”), the sole member of which is Warwick, and Richard D. Morgan, an individual. All of Warwick, Gainesville and Richard D. Morgan are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Gainesville was originally organized by GBR as its subsidiary on December 8, 2003 for the special purpose of holding ownership to certain items which were not ultimately acquired. On December 30, 3003, GBR transferred all of the membership interest in Gainesville to Warwick for $1,000, the amount of the organization costs paid by GBR to establish Gainesville. The issued and outstanding common stock of Warwick is owned 49% by the Morgan Family Trust and 51% by Partners Capital, LP, a Delaware limited partnership, the general partner of which and certain limited partners of which are controlled by Richard D. Morgan who, together with his wife, Maria B. Morgan, are the Trustees of the Morgan Family Trust. Richard D. Morgan is the sole director and President of Warwick and is the manager and President of Gainesville. Richard D. Morgan’s business address is 1755 Wittington Place, Suite 340, Dallas, Texas 75234. Mr. Richard D. Morgan is a citizen of the United States of America. The name, business address and capacity with Warwick of each of the officers and/or directors of Warwick are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with Gainesville of each of the managers and officers of Gainesville are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

     (d) During the last five years, none of the Reporting Persons nor any of their respective officers, directors or managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor any of their respective officers, directors or managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Original Statement is amended by adding thereto the following paragraph:

     The consideration paid by Richard D. Morgan to acquire the Warrant described in Item 6 below (a total of $1,700) came from Richard D. Morgan’s personal funds.

Item 5. Interest in Securities of the Issuer

     (a) According to the latest information available from the Issuer, as of September 30, 2004, the total number of issued and outstanding Shares was believed to be 977,093 Shares. As of October 20, 2004, after giving effect to the transaction described in Item 6 below, the Reporting Persons own and hold directly the following Shares:

	No. of Shares	Approximate
Name	Owned Directly	Percent of Class
Richard D. Morgan	-0-	0.00%
Warwick	-0-	0.00%
Gainesville	200,130	20.48%

	200,130	20.48%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Warwick and managers of Gainesville may be deemed to beneficially own the number of Shares directly owned by Gainesville described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table:

Name of Director		No. of Shares	Approximate
or Manager	Entity	Beneficially Owned	Percent of Class
Richard D. Morgan	Warwick and Gainesville	200,130	20.48%

Total Shares beneficially owned by Reporting		200,130	20.48%

Persons and individuals listed above:

     (b) Each of the managers of Gainesville share voting and dispositive power over the 200,130 Shares held by Gainesville.

     (c) During the sixty calendar days ended October 20, 2004, except for the matter described in Item 6 below relating to the acquisition by Richard D. Morgan of a presently not-exercisable Warrant, the Reporting Persons and their respective officers, directors and managers did not engage in any transaction in the Shares or any other equity interest derivative thereof.

     (d) No person other than the Reporting Persons or their respective directors or managers is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Shares of GBR held by Gainesville.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 31, 2003, Warwick offered to make an investment in GBR in the amount of $500,000 by purchasing additional Common Stock from GBR at a price of $3.96 per Share subject to an advancement of funds to Warwick by another entity. Warwick delivered a check to GBR on December 31, 2003 for the aggregate purchase price for 126,262 Shares, but such funding to cover such purchase did not result in immediately-available funds. Warwick originally reported on Form 3 the acquisition of such additional 126,262 Shares, which was subsequently reversed effective ab initio. The transaction did not ultimately occur, and no continuing option or right of Warwick exists to purchase any additional Shares from GBR. Warwick subsequently filed an amended Form 3 to delete reference to such transaction.

     On October 20, 2004, Richard D. Morgan acquired from GBR a Warrant to purchase 170,000 Shares of Common Stock at an Exercise Price of $3.58 per Share (the “Warrant”). The purchase price paid for the Warrant was $1,700 and services previously rendered, which $1,700 as paid by Richard D. Morgan is to be applied against and in reduction of the Exercise Price per Share at the time of first exercise of part or all of the Warrant. The Warrant is not presently exercisable and will not become exercisable until or unless stockholder approval of a specified transaction occurs prior to October 1, 2005, and a possible recission does not occur by that date; in either of those events, the Warrant shall become null and void by its terms. If the specified transaction is approved by the stockholders, and if no recission of such transaction occurs, the Warrant is then exercisable until October 31, 2009, covers 170,000 Shares, and contains certain adjustment provisions in the event of a reorganization of GBR.

     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

     None.

SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

     Dated: November 30, 2004.

WARWICK SUMMIT SQUARE, INC.
By:	/s/ Richard D. Morgan
Richard D. Morgan, President

GAINESVILLE REAL ESTATE LLC
By:	/s/ Richard D. Morgan
Richard D. Morgan, Manager and President

/s/ Richard D. Morgan
Richard D. Morgan

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

WARWICK SUMMIT SQUARE, INC.

Name and Capacity
with Warwick Summit		Present Business in which
Square, Inc.	Business Address	Employment is Conducted
Richard D. Morgan,	1755 Wittington Place	President, Tara Group, Inc.
Director and	Suite 340
President	Dallas, Texas 75234

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

GAINESVILLE REAL ESTATE LLC

Name and Capacity
with Gainesville		Present Business in which
Real Estate LLC	Business Address	Employment is Conducted
Richard D. Morgan,	1755 Wittington Place	President, Tara Group, Inc.
Manager and	Suite 340
President	Dallas, Texas 75234